UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MIDSTATES PETROLEUM COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

59804T407

(CUSIP Number of Class of Securities)

Scott C. Weatherholt

Executive Vice President - General Counsel & Corporate Secretary

321 South Boston Avenue, Suite 1000

Tulsa, Oklahoma 74103

(918) 947-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew R. Pacey

Michael W. Rigdon

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,000,000	$6,060.00

(1)        The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 5,000,000 shares of common stock, par value $0.01 per share, at the offer price of $10.00 per share.

(2)        The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☒         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,060.00	Filing Party: Midstates Petroleum Company, Inc.
Form or Registration No.: Schedule TO	Date Filed: January 14, 2019

☐           Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒         issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐           Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 14, 2019 (the “Schedule TO”) relating to the offer by Midstates Petroleum Company, Inc., a Delaware corporation (“Midstates” or the “Company”), to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), at a fixed price per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2019, as amended by this Amendment (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended by this Amendment (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer Documents”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Tender Offer Documents. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO and the Offer to Purchase, to the extent Items 1 through 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following language thereto:

Certain of our stockholders who are affiliated with certain members of our Board of Directors and own over 10% of our common stock (collectively, the “Affiliated Holders”) have informed us that they may tender Shares that they beneficially own in the Offer.  The Affiliated Holders consist of certain funds affiliated with Fir Tree (the “Fir Tree funds”) and separately, certain funds affiliated with Avenue Capital (the “Avenue Capital funds”).  The Fir Tree funds and Avenue Capital funds separately beneficially own 25.18% and 13.76%, respectively, of our outstanding common stock, and do not report as a Section 13(d) group for beneficial ownership filing purposes. We do not know whether either of the Affiliated Holders will tender any, some or all of their Shares in the Offer.  If either Affiliated Holder does not elect to tender its Shares in the Offer and the Offer is nonetheless subscribed in whole or in part, its respective proportional ownership percentage in the Company would increase. For example, if the Offer is fully subscribed and neither Affiliated Holder has participated in the Offer, then Fir Tree funds and Avenue Capital funds will separately and beneficially own 31.35% and 17.14%, respectively, of our outstanding common stock following the expiration of the Offer as a result of the Company’s purchase of the Shares properly tendered by participating stockholders.

Our directors and executive officers are also entitled to participate in the Offer on the same basis as all other stockholders. We do not know whether or to what extent our directors or executive officers will participate in the Offer. Our directors and executive officers as a group (11 persons) beneficially own an aggregate of 372,472 Shares, representing approximately 1.47% of the total number of outstanding Shares.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

Operational Update.

The Company has presented below an operational and strategic update, which includes a summary of its 2018 reserves and preliminary 2018 operational results. As of the date of this Amendment, the Company has not finalized its operational results and the preliminary estimates presented below are based off internal estimates and the most current information available to management. Although the Company considers them reasonable as of the date of this Amendment, certain of the preliminary operational results could change.

Strategic Update

Midstates is committed to pursuing all strategic and opportunistic transactions that create significant shareholder value, including a sale of the Company or mergers and acquisitions that provide for greater scale and operational synergies to enhance bottom line profitability.  To aid in this pursuit, the Company has retained Houlihan Lokey, Inc. as financial advisor and Kirkland & Ellis, LLP as legal counsel.

2018 Year-End Proved Reserves

The Company’s reserves were fully engineered by its third-party independent reserve consultant, Cawley, Gillespie & Associates, Inc.  The following table presents these results:

Reserve Category	Oil (MMBbl)	Gas (Bcf)	NGLs (MMBbl)	Total (MMBoe)	PV-10 ($ in MM)(1)	PV-10 ($ in MM)(2)
PDP	10.7	138.9	12.7	46.5	$425.0	$326.9
PDNP	0.3	8.4	0.8	2.5	8.4	6.2
PUD	7.1	63.3	5.8	23.5	146.3	92.1
Total Proved	18.1	210.6	19.3	72.5	$579.7	$425.2

(1)         Year-end 2018 SEC Pricing: $65.56 per barrel of oil, $29.50 per barrel of NGLs, and $3.10 per million BTUs of gas.

(2)         Utilizing flat pricing of $55.00 per Bbl of oil, $24.75 per Bbl of NGLs, and $2.75 per million BTUs of gas.

The Company’s estimated proved reserves for year-end 2018 totaled 72.5 million barrels of oil equivalent (“MMBoe”), comprised of 25% oil, 27% NGLs, and 48% natural gas. The Company elected to delay drilling in the fourth quarter of 2018 and reconfigured its drilling program to emphasize two-mile laterals. The revised development strategy reduced PUD inventory to 48 locations at year-end 2018, consisting of 31 two-mile laterals and 17 one-mile laterals developed over 3 years within the SEC five-year development window.

At year-end 2018, the Company’s proved reserves, as prepared utilizing SEC pricing, had a net present value discounted at 10% (“PV10”) of approximately $579.7 million. The Company’s estimated reserves at year-end 2018 were based on the average oil, NGL, and natural gas prices for each month, which were $65.56 per barrel (“Bbl”), $29.50 per Bbl, and $3.10 per million BTUs.

Utilizing flat pricing of $55.00 per Bbl of oil, $24.75 per Bbl of NGLs, and $2.75 per million BTUs, the Company’s year-end 2018 proved reserves had a PV10 value of approximately $425.2 million, 64% higher than its current enterprise value of approximately $259 million.

Preliminary 2018 Miss Lime Operational Results

The Company is providing the following preliminary, unaudited full year 2018 operational results.

Production (Boe/d)	16,750 — 16,800

Operational CAPEX	$97 million - $98 million

Price Differentials

Oil (per Bbl)	~$0.67
NGLs (realized % of WTI)	~43%
Natural Gas(1) (per MMBTU)	~$1.40

Cost per Boe

Lease Operating Expenses	$5.80 - $5.90
Expense Workover	$1.90 - $2.00
Severance & Other Taxes	$1.65 - $1.75
Adjusted G&A — Cash(2)	$2.50 - $2.60

(1)         Inclusive of Gathering & Transportation expenses.

(2)         Adjusted G&A — Cash is a non-GAAP financial measure as it excludes from G&A non-cash compensation and other non-recurring items, but includes capitalized general and administrative costs.

Item 11. Additional Information

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On February 5, 2019, the Company issued a press release announcing the operational and strategic updates. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(B) Press release issued by Midstates Petroleum Company, Inc. dated February 5, 2019.

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(B)	Press release issued by Midstates Petroleum Company, Inc. dated February 5, 2019.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDSTATES PETROLEUM COMPANY, INC.

	By:	/s/ David J. Sambrooks
		Name:	David J. Sambrooks
		Title:	President, Chief Executive Officer and Director

Date: February 5, 2019